

Emerging Markets

New ways to access the world's emerging economies

HSBC

Global Banking and Markets



"Why are countries that were until recently associated with cheap hands now becoming leaders in innovation? The most obvious reason is that the local companies are dreaming bigger dreams…Emerging-market champions have not only proved highly competitive in their own backyards, they are also going global themselves."

The Economist, April 15, 2010

The new engine of global growth

Home to over 80% of the world's population, emerging market countries are undergoing rapid economic growth and industrialization. Together, these emerging markets represent approximately one-third of world trade and account for 90% of global growth in 2009.*

More than 20 countries worldwide are officially considered emerging markets, including the BRIC countries (Brazil, Russia, India and China) and others in Southeast Asia, Eastern Europe, Latin America and Africa.



■ Emerging Markets

"Growth in the first half of the 21st century is likely to be driven by the inexorable rise of new growth poles in the emerging economies of the world; countries such as China and India, and other emerging economic powerhouses."

Prospects for Development
The World Bank
March 2010

*Sources: International Monetary Fund and World Bank Report 2010

Why invest in emerging markets?

Growth, innovation and diversification…

"The emerging world, long a source of cheap labour, now rivals the rich countries for business innovation."

The Economist
April 15, 2010

Strong growth

Emerging markets have enjoyed strong growth. A $10,000 investment in 1990 in the broad basket of stocks represented by the MSCI Emerging Markets Total Return Index would have grown to $66,268 by 2010.*

The emerging world's share of global gross domestic product increased from 36% in 1980 to 45% in 2008. And according to the International Monetary Fund, this share is forecast to grow to 51% by 2014.

Growth of $10,000 over 20 years



Source: Bloomberg

Innovation leaders

Emerging market companies have moved far beyond simply emulating the innovative practices or products of their counterparts in more established economies. They are now innovation leaders in their own right.

The United Nations World Investment Report calculates that there are now around 21,500 multinational companies based in the emerging world. Furthermore, many Fortune 500 companies are recognizing the technical expertise in these countries and have established close to 100 research facilities in China and more than 60 in India.[1]

Diversification

Incorporating emerging markets into your investment portfolio is a strategy for diversification and long-term growth, enabling you to tap into companies and market sectors that are not represented in more established economies.

The recent financial crisis is a case in point. Although no economy emerged unscathed, many emerging economies bounced back quickly, in large part because they were less exposed to some of the worst aspects of the crisis.

Emerging market equities are also an increasingly important asset class as developing economies play an ever more central role in the global economy. The emerging market equities universe is now worth $2.4 trillion – or around 12% of the MSCI Global Index.[2] It simply makes sense to include these equities in a diversified investment portfolio.

*Past performance is no guarantee of future results
[1] The Economist: A special report on innovation in emerging markets, April 15, 2010
[2] Factset, MSCI as at December 2009

Solid leadership from BRIC countries

Brazil, Russia, India and China – setting the pace in emerging markets, poised to lead the world

In the first decade of the century, the BRICs contributed over 35% of world GDP growth and their growth is expected to become even more pronounced in the next 10 years. By 2020, the BRICs could contribute nearly 50% of global GDP growth and could, in aggregate, be larger than the US economy.[1]

The BRIC countries represent more than 40% of the world's population, and their 2.8 billion consumers and growing middle classes are spurring massive economic growth. BRIC countries are investing trillions of dollars in infrastructure development and creating investment opportunities.



BRIC at a glance	
 Brazil	■ Self-sufficient in oil; large offshore discoveries in 2007 are likely to make it a big oil exporter ■ World's largest exporter of commercial jets ■ World's fourth-largest steel exporter ■ World's eighth-largest economy ■ 2010 GDP Growth estimate: 7.5%
 Russia	■ World's largest exporter of natural gas ■ World's second-largest exporter of oil ■ World's third-largest exporter of steel and aluminum ■ World's seventh-largest economy ■ 2010 GDP Growth estimate: 3.8%
 India	■ Strong, well-capitalized banks ■ Low-cost and highly educated English-speaking labor force ■ Global leader in IT and business-process outsourcing ■ World's fifth-largest economy ■ 2010 GDP Growth estimate: 8.3%
 China	■ Economy has grown more than tenfold since 1978 ■ Second largest exporter in the world ■ Largest labor force in the world ■ World's second-largest economy ■ 2010 GDP Growth estimate: 10.1%

Sources: International Monetary Fund, World Bank, CIA World Factbook. GDP Data from 2010, all other Data from 2009. Economic size is measured in purchasing power parity terms, which takes differences in exchange rates into account when quantifying GDP.
[1]Goldman Sachs, 2010 (in ppp terms)

HSBC Market-Linked Investments

Access the promise and potential of emerging economies in ways that suit you.

Because market-linked investments offer such choice across the risk-return continuum, they are an appealing way for investors to get exposure to international and emerging markets.

Investors who may otherwise be anxious about investing in new markets may use a conservative approach like a Market-Linked CD that provides return of principal at maturity to gain diversifying exposure to markets like Brazil, Russia, India, or China. Other investors who are more comfortable with downside risk may opt for a partially protected investment which provides a degree of downside protection and greater participation in the potential upside of these markets, subject to the credit risk of the issuer.

Market-Linked Notes and CDs can be tied to a wide range of underlying assets (such as equities or currencies) to help investors achieve international diversification and the right amount of risk for their particular tolerance.



Investing in emerging markets with your risk profile in mind

Below, we highlight just three types of investments to illustrate how investors can gain exposure to the potential of emerging economies in principal and partially principal protected ways.*

	Market-Linked CDs	Partially Principal Protected Notes	Buffered Accelerated Return Notes
Description	Unlike a traditional CD that pays a fixed rate, a Market-Linked CD's return is based on the performance of a linked asset. It provides for full principal protection when held to maturity and is eligible for FDIC insurance.	Though they don't offer 100% principal protection, these notes do provide for significant downside protection (often 90-95% protection) as well as upside participation.	Buffered Notes offset declines in the value of the linked asset by the amount of the specified "buffer" and provide some measure of accelerated participation in any appreciation of the linked asset, up to a maximum return cap.
Typical Features	■ 4-6 year term ■ Linked to the performance of equity indices, ETFs, baskets of stocks, or currencies ■ 100% principal protected when held to maturity ■ FDIC insured, subject to statutory limits; subject to issuer credit risk for amounts in excess of FDIC insurance coverage	■ 3-5 year term ■ Linked to the performance of equity indices, ETFs, baskets of stocks, or currencies ■ 90% - 95% principal protected at maturity, subject to issuer credit risk (investor is exposed to the first 10% decline in the underlying but is protected on losses below that)	■ 1-2 year term ■ Linked to the performance of equity indices, ETFs, baskets of stocks, or currencies ■ 2x leveraged upside exposure to any potential gains in the linked asset, subject to a maximum return ■ Protection on the first 10% decline in the linked asset
Example	A 6 year Market-Linked CD linked to the performance of Hong Kong's Hang Seng stock index. At maturity, the CD returns 100% of the original deposit amount plus any appreciation based on the quarterly average level of the index, subject to a minimum total return of 3% (~0.50% p.a.).	A 4 year 90% Principal Protected Note is linked to an equity index that tracks Latin American stocks. At maturity, the Note provides not only for 90% principal protection but also for 100% participation in the index upside, subject to a maximum return of 45%.	A 18-month Buffered Accelerated Return Note linked to iShares® MSCI Brazil Index Fund (Brazilian equity exposure) provides protection on the first 10% decline in the ETF at maturity. It also provides 2x leveraged upside potential, subject to a maximum return of 20%.

*The repayment of principal is subject to the investment being held to maturity and is also subject to the credit risk of the issuer



Understanding and managing risk

The returns on HSBC structured investments are linked to the performance of their underlying securities. Investing in a structured investment is not equivalent to investing directly in the underlying security. Before investing, clients should carefully read the detailed explanation of risks, together with other information in the relevant offering materials.

An investment in structured investments involves risks. These risks can include but are not limited to: fluctuations in the price, level or yield of underlying securities, interest rates, currency values and credit quality, substantial or complete loss of principal, limits on participation in appreciation of the underlying instrument, limited liquidity, HSBC credit risk and conflicts of interest.

